# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Class I Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 200 Clarendon Street, 37th Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-25-016135
Filed by CIK 0001317947

## Reporting persons
- Bain Capital Credit, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 6,798,614.66; shared dispositive power 0; aggregate amount beneficially owned 6,798,614.66 (17.5% of the class)
  Comment: The percent of class is calculated based on 38,946,354.89 shares of Class I Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares") outstanding as of March 31, 2026, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, 37th Floor, Boston, MASSACHUSETTS, 02116

## Item 2. Person Filing
Name of person filing: Bain Capital Credit, LP
Address of principal business office or, if none, residence: 200 Clarendon Street, Boston, MA 02116
Citizenship: See response to row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page.

Bain Capital Credit, LP (the "Reporting Person") previously filed a Schedule 13D with the Securities and Exchange Commission on April 28, 2025 (the "Schedule 13D") related to the Common Shares of the Issuer subject to a power of attorney with a managed account client. Pursuant to such power of attorney, the acquisition of Common Shares was a temporary investment through Bain Capital Private Credit Offshore Access Fund, L.P., solely for cash management purposes pending capital calls by an unrelated vehicle, and dispositions of the reported securities are dictated solely by such capital calls. Further, the Reporting Person has limited ministerial investment powers as the power of attorney requires that any voting or investment decisions with respect to the reported securities be approved by the managed account client. Accordingly, the Reporting Person disclaims beneficial ownership but filed the Schedule 13D pursuant to an agreement with the managed account client.

As a registered investment advisor who is acting in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having such purpose or effect, the Reporting Person is, and at all times has been, eligible to make such filing on an institutional Schedule 13G. In this regard, this Schedule 13G is a deemed amendment of the original filing on Schedule 13D.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person declares that filing this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G, and, such beneficial ownership is expressly disclaimed by the Reporting Person.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 4(a) of this Schedule 13G is hereby incorporated by reference into this Item 6.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bain Capital Credit, LP: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon, Authorized Signatory (05/14/2026)